Exhibit 99.1

Press Release	Media Contact
Matthias Link
T +49 6172 609-2872
matthias.link@fresenius.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

September 28, 2017

Fresenius Medical Care divests Shiel Medical Laboratory to Quest Diagnostics

Fresenius Medical Care, the world’s largest provider of dialysis products and services, today announced the divestment of the business of Shiel Medical Laboratory, Inc. to Quest Diagnostics, Inc. Shiel provides comprehensive non-dialysis laboratory services in the New York-New Jersey metropolitan area.

The decision to divest Shiel is aligned with Fresenius Medical Care’s goal to further optimize the Company’s Care Coordination portfolio. Fresenius Medical Care’s dialysis-related laboratory services business, Spectra Labs, is not affected by the divestiture.

The divestment is expected to generate a modest book gain for Fresenius Medical Care. Closing of the transaction is subject to regulatory approvals and anticipated in the fourth quarter of 2017.

“The sale of Shiel Medical Laboratory will optimize the growth profile of our portfolio of Care Coordination activities in the U.S.,” said Rice Powell, Chief Executive Officer of Fresenius Medical Care. “Based on the business’ development relative to our original expectations we’re keen to focus on areas offering superior growth and benefits for our core activities. With this transaction, Shiel’s customers will have access to even more diagnostic expertise. Ensuring a smooth transition will be a priority.”

“By joining forces with Shiel, physicians and patients in the New York-New Jersey region will have broader access to Quest’s diagnostic insights and innovations,” said Steve Rusckowski, Quest Diagnostics Chairman, President and CEO. “The acquisition will also deliver on Quest’s strategy to accelerate growth and drive operational excellence through strategically aligned, accretive acquisitions.”

Fresenius Medical Care and Quest will also collaborate on identifying patients with early-stage chronic kidney disease, based on Quest’s laboratory data analytics, who may benefit from treatment to slow progression to end-stage renal disease (ESRD).

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 3 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,690 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 315,305 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the Company focuses on expanding the range of related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.